Exhibit (b)(8)

                           SCUDDER MUTUAL FUNDS, INC.


         On December 3, 1997, the Board of Directors of Scudder Mutual Funds, Inc. adopted the following amending the By-Laws of the corporation to read as follows:

                  RESOLVED, that the first sentence of Article I, Section 14 of the Fund's By-Laws shall be amended to read as follows (additions are underlined, and deletions are struckout):

                           By resolution adopted by the Board of Directors, the Board may designate one or more committees, including an Executive Committee, each composed of one two or more Directors.